Exhibit 95

MINE SAFETY DISCLOSURE

The following disclosure is provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and under the Securities and Exchange Commission's recently adopted Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). The operations of Titan Iron Ore Corp. (the "Company") are subject to regulation by the federal Mine Safety and Health Administration (the “MSHA”) under the Mine Act.

Whenever the MSHA believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation or order which describes the violation and fixes a time within which the operator must abate the violation. In some situations, such as when the MSHA believes that conditions pose a hazard to miners, MSHA may issue an order requiring cessation of operations, or removal of miners from the area of the mine, affected by the condition until the hazards are corrected. Whenever MSHA issues a citation or order, it has authority to propose a civil penalty or fine, as a result of the violation, that the operator is ordered to pay.

The table that follows reflects citations, orders, violations and proposed assessments issued to the Company by MSHA during the year ended December 31, 2011 for its Wyoming Iron Complex is subject to the Mine Act and all pending legal actions as of December 31, 2011. Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by MSHA at www.MSHA.gov.

The total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard	nil

The total number of orders issued under section 104(b) of such Act	nil

The total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of such Act	nil

The total number of flagrant violations under section 110(b)(2) of such Act	nil

The total number of imminent danger orders issued under section 107(a) of such Act.	nil

The total dollar value of proposed assessments from the Mine Safety and Health Administration under such Act	nil

The total number of mining-related fatalities.	nil